Exhibit 99.1

Ur-Energy Receives Draft Permit from Wyoming for UIC
Class I Injection Wells and NRC Construction Authorization

Denver, Colorado (Market Wire – April 6, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) is pleased to announce the receipt of two important permit documents for Ur-Energy’s Lost Creek in-situ recovery (ISR) uranium project in Wyoming.  Issuance of these documents demonstrates the progress being made to fully permit Ur-Energy’s wholly owned Lost Creek ISR project.

Ur-Energy has received its Draft Class I Underground Injection Control Permit (UIC Permit) from the Wyoming Department of Environmental Quality (WDEQ).  Once finalized, the UIC Permit will authorize Ur-Energy to drill, complete and operate up to five Class I non-hazardous waste disposal wells at the Lost Creek site.  The process which leads to the final issuance of the UIC Permit is expected to be completed in the second quarter of 2010.  The issuance of the UIC Permit is a significant step toward obtaining the full set of required licenses and permits for a uranium ISR project.  The UIC Permit as drafted by the WDEQ authorizes a sufficient number of wells and capacity to meet the anticipated disposal requirements for the life of the Lost Creek ISR project.

The State of Wyoming has been granted primacy by the Environmental Protection Agency (EPA) in the implementation of the provisions of the Safe Drinking Water Act.  Under the provisions of the primacy agreement the Lost Creek UIC Permit does not require final approval by the EPA.  Further, the Lost Creek Class I UIC application demonstrates that the natural water quality within the proposed receiving aquifer along with the underlying aquifers do not meet drinking water standards and consequently the proposed injection activity does not require an EPA issued aquifer exemption.

On April 5, 2010, the U.S. Nuclear Regulatory Agency (NRC) granted an exemption request to authorize certain construction activities at the Lost Creek ISR site in advance of the pending Source Material and Byproduct License decision.  Under NRC regulations, commencement of construction (with some limited exceptions) prior to license issuance is not permitted unless an exemption is granted.  The authorization from the NRC gives Ur-Energy the flexibility to proceed with the preparation and construction of site infrastructure and support facilities prior to the issuance of the primary NRC license needed for construction and operation of an ISR facility.  The NRC has prepared an Environmental Assessment (EA) in support of the exemption being granted.  On the basis of the EA, the NRC found that there are no significant environmental impacts from the proposed actions.  The Company is coordinating with other regulatory agencies to obtain additional approvals necessary to commence construction.

Wayne Heili, Vice President of Mining & Engineering stated, “The authorization from the NRC and the Draft Permit from the WDEQ together illustrate the progress Ur-Energy is making in regard to permitting our flagship property, Lost Creek.  This progress reflects the coordinated efforts of Ur-Energy’s top-notch personnel along with the respective regulatory communities”.

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588	Bill Boberg, President and CEO 303-269-7755 866-981-4588

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. timetables at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek; procurement and construction plans, and the sustainability and timeline of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.